As filed with the Securities and Exchange Commission on December 12, 2003

Registration Statement No.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OXFORD HEALTH PLANS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1118515
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

48 Monroe Turnpike

Trumbull, Connecticut 06611

(Address of Principal Executive Offices)

OXFORD HEALTH PLANS, INC. DEFERRED COMPENSATION PLAN

(Full title of the plan)

Daniel N. Gregoire

Executive Vice President and General Counsel

Oxford Health Plans, Inc.

48 Monroe Turnpike

Trumbull, Connecticut 06611

(Name and address of agent for service)

(203) 459-6000

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $.01 par value(1)	650,000 shares	$44.67(2)	$29,035,500(2)	$2,349

(1)	Represents 650,000 shares of the Registrant’s common stock distributable in accordance with the Oxford Health Plans, Inc. Deferred Compensation Plan (the “Plan”), and, pursuant to Rule 416(a) under the Securities Act of 1933, as amended, such indeterminate number of additional shares as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Plan, as described herein.
(2)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant’s common stock on the New York Stock Exchange on December 8, 2003.

Explanatory Note

The board of directors of Oxford Health Plans, Inc., a Delaware corporation (the “Registrant” or the “Company”), has approved the Oxford Health Plans, Inc. Deferred Compensation Plan as of December 11, 2003 (the “Plan”). This Registration Statement is intended to register (i) 650,000 shares of the Registrant’s common stock, par value $.01 per share, (ii) such indeterminate number of additional shares as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, and (iii) an indeterminate number of interests to be offered or sold pursuant to the Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

*	Information required by Part I to be contained in the Section 10(a) prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933 and the Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on February 7, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed on May 5, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed on August 5, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, filed on October 28, 2003,

•	Our Current Reports on Form 8-K filed on March 4, 2003, April 2, 2003, April 28, 2003, May 6, 2003, August 6, 2003, August 27, 2003 and October 28, 2003; and

•	The description of our common stock contained in the Registration Statement on Form 8-A filed on April 9, 2001, filed pursuant to Section 12 of the Securities Exchange Act of 1934.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to filing a post-effective amendment that indicates all the shares of common stock offered have been sold, or that deregisters all shares of common stock then remaining unsold, shall be deemed to be incorporated by reference into, and to be a part of, this Registration Statement from the date of filing of those documents. The information contained in any such documents will automatically update and supercede any information previously incorporated by reference into this Registration Statement.

Item 4. Description of Securities.

Under the Oxford Health Plans, Inc. Deferred Compensation Plan (the “Plan”), the Company will provide eligible participating employees and members of the board of directors (each, a “Participant” and, together, the “Participants”) the opportunity to enter into agreements for the deferral of (i) a specified dollar amount or percentage of their base salary (up to 50%), directors fees (up to 100%) or commissions (up to 100%), (ii) a specified dollar amount, percentage (up to 100%) or a percentage in excess of a specified dollar amount of their annual, sales or other bonuses that would otherwise become payable under the Company’s bonus plans, including long-term incentive payments under its Amended and Restated 2001 Management Incentive Compensation Plan for Covered Employees and its Amended and Restated 2001 Management Incentive Compensation Plan for Non-Covered Employees (long-term payments under the latter two plans, together, being “LTIP payouts”), or (iii) restricted stock units or other similar equity-based awards which would otherwise become vested, distributable and transferable under the Company’s 2002 Equity Incentive Compensation Plan (including any successor plan or other plan pursuant to which the Company can award restricted stock units or other equity-based awards, the “Equity Plan”). The obligations of the Company under such deferral agreements (the “Obligations”) will be unsecured general obligations of the Company to pay the deferred compensation in the future in accordance with the terms of the Plan, and will rank on a parity with other unsecured and unsubordinated indebtedness of the Registrant, from time to time outstanding. The Obligations are not guaranteed by the Pension Benefit Guaranty Corporation, the Securities Investor Protection Corporation or any other government agency. The amount of base salary, commissions, directors fees, annual, sales and other bonuses, LTIP payouts and restricted stock units to be deferred by each Participant will be determined in accordance with the Plan based on elections by each Participant.

Participants may choose to have deferred amounts credited with earnings or losses based on the performance of a fixed income fund with performance tied to the Merrill Lynch Corporate Government Master Index (the “Fixed Income Fund”) or based upon the performance of the Company’s common stock (the “Stock Unit Fund”). Only the Stock Unit Fund is eligible for election with respect to restricted stock units or other similar equity-based awards issued under the Equity Plan. If the Stock Unit Fund is elected with respect to base salary, commissions, directors fees, annual, sales or other bonuses, or LTIP payouts, the Fixed Income Fund will no longer be available for election with respect to such amounts. Participant accounts will be credited with earnings, gains and losses as if the deferred amounts were actually invested in accordance with the Participant’s investment elections, although the actual assets held under the Plan for the purposes of eventually paying Plan benefits are not required to be so invested. The committee which administers the Plan (the Company’s retirement committee or, when making determinations with respect to certain Participants, the compensation committee of the board of directors) may add or substitute investment funds from time to time.

Deferred amounts (as adjusted for earnings and losses) will be payable (i) upon termination of employment or service to the Company, or (2) in accordance with the payout schedule elected by the Participant subject to the terms of the Plan. In the case of termination of employment or service to the Company, payouts will be made on the date on which the Participant’s employment is terminated or, in the case of directors, upon ceasing to be a member of the Company’s board of directors for any reason, including death, disability, retirement, termination of employment or, in the case of directors, failure to be re-elected for any reason. The payment of the Obligations will be made, generally at the Participant’s election, in a lump-sum distribution, over a period of five years or over a period of ten years, and shall otherwise be made in accordance with the terms of the Plan. Alternatively, deferred amounts will be payable in accordance with the Participant’s election on fixed dates no earlier than January 1 of the third calendar year after the amounts are deferred. If the Participant’s employment is terminated or a director ceases to be a member of the board of directors prior to the date on which an in-service distribution would otherwise be made or commence, the election will be null and void and the Participant’s account balance will be distributed in accordance with the termination of employment or directorship provisions previously described. A Participant may elect to receive distributions under the Plan upon termination of employment in the form of a lump sum or five (5) or ten (10) substantially equal annual installments (adjusted for gains and losses). However, if the Participant’s deferred amounts are less than $150,000, such amounts nevertheless will automatically be paid in a lump sum. Further, the committee which administers the Plan has the discretion to accelerate any payouts by decreasing the number of years over which the payout otherwise would have been made. Amounts invested in the Stock Unit Fund will be distributed in common stock. Amounts invested in the Fixed Income Fund will be distributed in cash.

A Participant who suffers an unforeseeable financial emergency may also request that the committee responsible for administering the Plan grant a hardship withdrawal. Subject to the consent of the committee which administers the Plan, Participants can revoke future deferrals.

Within 30 days after a change in control (as defined in the Plan) of the Company, a Participant will receive a lump sum distribution, in the form of common stock, of the portion of the Participant’s account balance attributable to the Participant’s LTIP payout deferrals that were designated by the Participant to meet his or her common share ownership level under the Registrant’s Stock Ownership Guidelines. If the surviving entity following a change in control assumes the Company’s obligations under the Plan, then the other portions of a Participant’s account balance will be paid as the Participant elects, subject to the terms of the Plan. If the surviving entity following a change in control does not assume the Company’s obligations under the Plan, the other portion of a Participant’s account balance will be paid within thirty (30) days following the change in control in the form of a lump sum.

There is no trading market for the Obligations, and no trading market is expected to develop in the future. The Obligations are not subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Any attempt by any person to transfer or assign benefits under the Plan, other than a claim for benefits by a Participant or his or her beneficiary(ies), will be null and void. Except for distributions from the Plan in the form of common stock, the Obligations are not convertible into any other security of the Company. No trustee has been appointed to take action with respect to the Obligations and each Participant in the Plan will be responsible for enforcing his or her own rights with respect to the Obligations.

In addition to the deferred compensation plan participation interests represented by the Obligations which are being registered on this Form S-8, this Form S-8 also registers the common stock distributable under the Plan in accordance with the above Plan provisions. The description of the Company’s common stock has been incorporated by reference in Item 3, above, with reference to the Company’s Registration Statement on Form 8-A dated April 9, 2001, filed pursuant to Section 12 of the Securities Exchange Act of 1934.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification against expenses, fines, judgments and settlements incurred by any director, officer or employee of the Company in the event of pending or threatened civil, criminal, administrative or investigative proceedings, if such person was, or was threatened to be made, a party by reason of the fact that s/he is or was a director, officer or employee of the Company. Section 145 also provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Article Eighth of the Second Amended and Restated Certificate of Incorporation, as amended, of the Company provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law. Article Ninth of the Second Amended and Restated Certification of Incorporation, as amended, of the Company provides that to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 6.4 of the Amended and Restated By-laws of the Company states:

“Section 6.4. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, including any action instituted by or on behalf of the Corporation, by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of the Corporation or serves or served at the request of the Corporation any other enterprise as a director or officer. Expenses incurred by any such person in defending any such actions, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expense if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director or officer as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. To the extent permitted by Delaware law, the Board may cause the Corporation to indemnify and reimburse other employees of the Corporation as it deems appropriate. For purposes of this by-law, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director or officer of the Corporation, which imposes duties on, or involves services by, such director or officer with respect to any other enterprise or any employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan, shall be deemed to be indemnifiable expenses; and action by a person with respect to any employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.”

Section 145 of the Delaware General Corporation Law permits the indemnification provided for by the above by-law provision. The statute further permits the Company to insure itself for such indemnification.

Section 11.4 of the Plan states:

“The Company shall indemnify and hold harmless the members of [the Committee which administers the Plan], and any Employee to whom the duties of the Committee may be delegated, against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Plan, except in the case of willful misconduct by the Committee or any of its members or any such Employee. This indemnification shall be in addition to, and not in limitation of, any other indemnification protections of the Committee.”

Further, certain of the officers of the Company have employment agreements which contain customary indemnification provisions.

The Company maintains insurance coverage for its directors and officers with respect to certain liabilities incurred in their capacities as such and for the Company with respect to any payments which it becomes obligated to make to such persons under the foregoing by-law and statutory provisions.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

3(a)	Second Amended and Restated Certificate of Incorporation, as amended, of the Company, incorporated by reference to Exhibit 3(a) of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (File No. 0-19442)

3(b)	Amended and Restated By-laws of the Company incorporated by reference to Exhibit 3(b) of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 (File No. 001-16437)

4(a)	Oxford Health Plans, Inc. Deferred Compensation Plan (filed herewith)

5(a)	Opinion of Sheehan Phinney Bass + Green, P.A. regarding legality of securities (filed herewith)

5(b)	Opinion of Smith & Downey, P.A. regarding legality under ERISA (filed herewith)

15	Letter by Ernst & Young LLP regarding unaudited consolidated interim financial statements (filed herewith)

23(a)	Consent of Ernst & Young LLP (filed herewith)

23(b)	Consent of Sheehan Phinney Bass + Green, P.A. (included in Exhibit 5(a) hereto)

23(c)	Consent of Smith & Downey, P.A. (included in Exhibit 5(b) hereto)

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Company’s certificate of incorporation or the Company’s by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trumbull, State of Connecticut, on this 11th day of December, 2003.

OXFORD HEALTH PLANS, INC.

By:	/s/ CHARLES G. BERG
Charles G. Berg
President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints each of Daniel N. Gregoire and Kurt B. Thompson, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons as of December 11, 2003 in the capacities indicated.

Signature	Title
/s/ CHARLES G. BERG Charles G. Berg	President and Chief Executive Officer (Principal Executive Officer), Director

/s/ KURT B. THOMPSON Kurt B. Thompson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ MARC M. KOLE Marc M. Kole	Senior Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)

/s/ KENT J. THIRY Kent J. Thiry	Chairman of the Board

/s/ JOSEPH W. BROWN Joseph W. Brown	Director

Jonathan J. Coslet	Director

/s/ ROBERT B. MILLIGAN Robert B. Milligan, Jr.	Director

/s/ ELLEN A. RUDNICK Ellen A. Rudnick	Director

/s/ BENJAMIN H. SAFIRSTEIN, M.D. Benjamin H. Safirstein, M.D.	Director

/s/ RICHARD C. VAUGHAN Richard C. Vaughan	Director